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                                                                      EXHIBIT 65

                                                                 [INTEROIL LOGO]

MEDIA RELEASE

Date: 29th January 2003

        INTEROIL CORPORATION ANNOUNCES C$9,800,000 (A$10,780,000) PRIVATE
                           PLACEMENT OF COMMON SHARES

      NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION
                              IN THE UNITED STATES

Houston, Texas USA: INTEROIL CORPORATION (IOC:ASX / POMSOX) (IOL:TSX-V) a Canadian company with corporate headquarters in The Woodlands, TX, announces that it has appointed Westwind Partners Inc. and Jennings Capital Inc. to act as co-managers of a syndicate for a private placement of up to 700,000 Common Shares of InterOil on a best efforts basis at a price of C$14.00 per Common Share (A$1.55 per CDI). The syndicate, which includes Peters & Co. Limited and Canaccord Capital Corporation, will have the right to increase the size of the offering by an additional 400,000 Common Shares at the discretion of the co-managers prior to the closing of the private placement. It is intended that these shares will be subject to a four-month hold period.

The proceeds received from the private placement will be used to fund exploration drilling of a multi-well drilling program in Papua New Guinea starting with the Moose Prospect and for general corporate purposes. Chief Executive Officer Phil Mulacek said, "The Company is very excited about its exploration activities and believes the proceeds from this offering will supplement capital committed by Company Directors yesterday, ensuring a solid drilling program commences this quarter."

The private placement is expected to close on or about February 4, 2003, and is subject to regulatory approval.

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated oil business consisting initially of an oil refinery, petroleum exploration and downstream assets. The refinery is being constructed across the harbour from Port Moresby, and will process 32,500 barrels per day of crude oil. The resulting fuel products will be sufficient to supply the PNG domestic market, leaving approximately 35 percent of the volume available for export, which is secured by contracts valued at approximately US$1.4 billion with Shell Overseas Holdings Ltd. In addition, BP Singapore is the exclusive agent for all crude oil supply to the refinery. InterOil is currently the second largest holder of exploration acreage in Papua New Guinea. The primary debt for the refinery is through a US$85 million loan by the Overseas Private Investment Corporation, "OPIC " an agency of the US Government.

INTEROIL'S COMMON SHARES ARE QUOTED FOR TRADING ON THE AUSTRALIAN STOCK EXCHANGE IN CHESS DEPOSITARY INTERESTS -"CDI'S", IN AUSTRALIAN DOLLARS UNDER THE SYMBOL IOC. THE CDI SHARES TRADE ON THE AUSTRALIAN STOCK EXCHANGE TRADE ON A 10:1 BASIS TO COMMON SHARES. THE COMMON SHARES TRADE ON THE "TSX VENTURE EXCHANGE" (FORMERLY "CDNX") IN CANADA AND TRADE IN CANADIAN DOLLARS UNDER THE SYMBOL IOL. INTEROIL CORPORATION SHARES ALSO TRADE ON THE PORT MORESBY STOCK EXCHANGE IN PAPUA NEW GUINEA IN THE LOCAL CURRENCY (KINA) UNDER THE SYMBOL IOC. FOR MORE INFORMATION SEE OUR WEBSITE AT: www.interoil.com.

FOR FURTHER INFORMATION:

Mr Phil Mulacek
Chairman & CEO
InterOil Corporation
25025 I-45 North
The Woodlands, Texas 77380
Telephone: +1 281 292 1800
Facsimile: +1 281 292 0888

Mr. Anesti Dermedgoglou
Vice President, Investor Relations
InterOil Corporation
Level 2, Suite 2, 79 Abbott Street
Cairns, Qld, 4870 Australia
Telephone: +61 7 4046 4600
Facsimile: +61 7 4031 4565

Mr Christian Vinson
Director
InterOil Limited
PO Box 1971, Port Moresby, NCD
Papua New Guinea
Telephone: +675 320 2600
Facsimile: +675 320 2601